Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142955

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated October 11, 2007)

Offer to Exchange
9 1/4% Senior Notes due 2014
that have been registered under the Securities Act of 1933
for any and all
9 1/4% Senior Notes due 2014
This Exchange Offer will expire at 5:00 P.M.,
New York City time, on November 7, 2007, unless extended.

This Prospectus Supplement No. 1 supplements the Prospectus, dated October 11, 2007, relating to the Exchange Offer. You should read this Prospectus Supplement No. 1 in conjunction with the Prospectus. This Prospectus Supplement No. 1 is qualified in its entirety by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

See “Risk Factors” beginning on page 17 of the Prospectus for a discussion of risks you should consider in connection with the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is November 1, 2007.

Recent Developments

WITHDRAWAL OF LEAP MERGER PROPOSAL

On November 1, 2007, MetroPCS Communications, Inc., or MetroPCS, made the following announcement via press release:

“On September 4, 2007, MetroPCS Communications, Inc. (NYSE: PCS) announced a proposal to engage in a stock-for-stock tax-free merger with Leap Wireless International, Inc. (NASDAQ: LEAP). While there is widespread investor and analyst enthusiasm for a merger between the two companies, MetroPCS has not been able to engage in meaningful negotiations with Leap regarding MetroPCS’ merger proposal. As a result, MetroPCS today announced that it is withdrawing its merger proposal.

MetroPCS believes strongly in its stand-alone prospects and will continue to focus on realizing its significant growth opportunities. In addition to the recent service launch in Los Angeles, MetroPCS expects additional new market launches by the end of 2008 or early 2009 as well as ongoing increased penetration in existing markets to continue to drive growth and create value for MetroPCS’ shareholders.”

STAY OF CERTAIN PENDING LITIGATION

On October 24, 2007, MetroPCS and Leap filed a joint stipulation to request that the Court in the Eastern District of Texas, Marshall Division, administratively close the patent suit pending in that jurisdiction and stay all discovery for a period not to exceed six months, and the parties further agreed not to seek to reopen the case until 90 days after the Court administratively closed the suit. On October 31, 2007, the Court in the Eastern District of Texas entered an order administratively closing the suit and removing from its calendar the dates for the claim construction hearing and trial. If the Court reinstates the suit at the request of either party, we believe the Court would most likely set a new claims construction hearing date and trial date.

On October 24, 2007, MetroPCS and Leap also filed a joint stipulation to request that the California Superior Court, Stanislaus County, stay the suit pending in that jurisdiction and discovery for 90 days following entry of the order granting the stay. On October 25, 2007, the Court entered an order staying the suit and discovery until January 23, 2008. There can be no assurance that either party will not seek to reinstate the suits in spite of the requested stays.